Mail Stop 4-7

June 13, 2005

Francis X. Frantz
Executive Vice President and Secretary
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

Re: 	ALLTEL Corporation
Amendment No. 2 to Form S-4
Filed May 27, 2005
File No. 333-123596

Form 10-K for the fiscal year ended Dec. 31, 2004, filed February
10,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
6,
2005
File No. 1-4996


Western Wireless Corporation
Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
6,
2005
File No. 0-28160

Dear Mr. Frantz:

      We have reviewed your amended registration statement and your response letter dated May 27, 2005, and we have the following additional comments. Please amend the registration statement in response to these comments as appropriate. Please respond to all other comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

ALLTEL Amendment No. 2 to Form S-4


Unaudited Pro Forma Combined Condensed Balance Sheet, page 104

Unaudited Pro Forma Combined Condensed Statement of Income, page
105

1. We note your response to comment 10 and the disclosure in footnote
(f)(6) on page 110 where you state that "ALLTEL also will diversify its wireless roaming revenue sources and, as a result of offering multiple technologies, ALLTEL will become a leading independent roaming partner for the four national carries in the markets served by ALLTEL." Explain to us how you have reflected the value of the additional roaming revenues in your purchase price allocation.
2. In regard to the discussion of discount rates in your response to comment 11, it is unclear to us why a discount rate that is 400 basis points higher than the company`s weighted average cost of capital is reasonable, especially in light of the Western Wireless` borrowing rate and the discount rate used in the information provided to the Western Wireless Board of Directors. Please further advise us.
3. We note your response to comment 12. Please confirm to us that you will utilize the same valuation method when testing the acquired
Western Wireless assets for impairment as was utilized when assigning value to the acquired Western Wireless assets.
4. Explain to us how you will allocate the Western Wireless goodwill to reporting units for purposes of testing goodwill impairment. Please identify for us these reporting units.



*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the cover letter on EDGAR as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

cc:	John P. Fletcher
Kutak Rock LLP
(501) 975-3001 (fax)
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Francis X. Frantz, Executive Vice President and Secretary
ALLTEL Corporation
June 13, 2005
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